Aflac Incorporated 1st Quarter 2007 Form 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Three Months Ended March 31,

	2007	2006

Numerator (In millions):
Basic: net earnings applicable to common stock	$416	$375
Diluted: net earnings applicable to common stock	416	375

Denominator (In thousands):
Average outstanding shares used in the computation of earnings per share — basic	490,554	498,037
Dilutive effect of share-based awards	6,104	6,537

Average outstanding shares used in the computation of earnings per share — diluted	496,658	504,574

Earnings per share:
Basic	$.85	$.75
Diluted	.84	.74

EXH 11-1